Pruco Life Insurance Company

Insured     Rider for Policy No.

TERMINATION OF BENEFIT

We agree that the benefit _____________________, will end as of Then all references in this contract to that benefit will no longer apply. The premium for that benefit will not be payable on or after that date.

Rider attached to and made a part of this
contract on the Contract Date

                Pruco Life Insurance Company,

                By: /s/ Dorothy K. Light
Secretary
PLI 78-82